Exhibit 99.1

NAVIOS MARITIME HOLDINGS INC. ANNOUNCES PROPOSED PRIVATE DEBT OFFERING RELATING TO NAVIOS SOUTH AMERICAN LOGISTICS INC.

MONACO, June 3, 2019 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE:NM), a global, vertically integrated seaborne shipping and logistics company, today announced that Corporacion Navios Sociedad Anonima (“CNSA”), which is 100% owned by the Company’s subsidiary Navios South American Logistics Inc. (“Navios Logistics”), proposes to enter into a transaction with Mineral Logistics, a Cayman Islands trust (the Issuer”), whereby the Issuer proposes to offer senior secured notes (the “notes”) in a private placement (the “Offering”), with the proceeds of such issuance to be used by the Issuer to make a senior secured loan (the “loan”) to CNSA.

CNSA plans to use the proceeds from the loan to pay the fees and expenses of the Offering and the related transactions, with the remainder for general corporate purposes, including making a distribution to Navios Logistics. Navios Logistics intends to use such distribution proceeds for general corporate purposes, including repayment of the 7.25% senior notes due May 1, 2022 and term loan B facility due November 1, 2022.

The loan will be secured by, among other things, all of CNSA’s right, title, interest and benefits in all of its collection rights under the Unloading, Storing, Weighing and Loading Services Contract, dated September 27, 2013, between CNSA and Vale International S.A., and a pledge by Navios Logistics of all of the issued and outstanding shares of CNSA owned by Navios Logistics. The notes will be guaranteed by CNSA, and will be secured by, among other things, the Issuer’s rights to the collateral securing the loan.

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About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain.

Disclaimer

The notes proposed to be offered will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes will be offered only to “qualified institutional buyers” under Rule 144A of the Securities Act or, outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any offer, solicitation or sale of any notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company cannot provide any assurances that the proposed offering will be completed or regarding the terms on which it may be completed.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to completion of the Offering. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.